FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of February 20, 2015

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   ✓ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No ✓

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2014 fourth quarter and annual results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2015

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2014 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, February 18, 2015. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the fourth quarter and year ended December 31, 2014 with comparison to its results for the fourth quarter and year ended December 31, 2013.

Summary of 2014 Fourth Quarter Results

(Comparison with third quarter of 2014 and fourth quarter of 2013)
	Q4 2014	Q3 2014		Q4 2013
Net sales ($ million)	2,677	2,421	11%	2,674	0%
Operating income ($ million)	350	434	(19%)	589	(41%)
Net income ($ million)	195	323	(40%)	408	(52%)
Shareholders’ net income ($ million)	195	318	(39%)	409	(52%)
Earnings per ADS ($)	0.33	0.54	(39%)	0.69	(52%)
Earnings per share ($)	0.17	0.27	(39%)	0.35	(52%)
EBITDA* ($ million)	712	587	21%	745	(4%)
EBITDA margin (% of net sales)	26.6%	24.3%		27.8%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals). Operating income in the fourth quarter of 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada and our net income includes an additional impairment charge of $49 million on our investment in Usiminas which is recorded in the equity in earnings of non-consolidated companies line.

We ended the 2014 year with a good operational performance driven by higher sales in North America. Our sales in the fourth quarter rose 11% sequentially and our shipments of seamless pipe products reached the highest quarterly level since 2008. Our EBITDA rose 21% sequentially to $712 million and benefited from an improved mix of products and a high level of operating efficiencies. We recorded impairment charges of $206 million in our operating income on the value of our welded pipe assets in Colombia and Canada, reflecting the decline in oil prices, and their impact on drilling activity and the demand outlook for welded pipe products in the regions served by these facilities. Our net income includes an additional charge of $49 million related to our investment in Usiminas, due to the deterioration of the business environment in Brazil and the decline in iron ore prices.

During the fourth quarter, our net cash position (cash and other current investments less total borrowings) decreased by $360 million to end the year at $1.3 billion, following investment of $375 million in capital expenditures and the payment of an interim dividend to shareholders of $177 million.

Summary of 2014 Annual Results

	FY 2014	FY 2013	Increase/(Decrease)
Net sales ($ million)	10,338	10,597	(2%)
Operating income ($ million)	1,899	2,185	(13%)
Net income ($ million)	1,366	1,574	(13%)
Shareholders’ net income ($ million)	1,343	1,551	(13%)
Earnings per ADS ($)	2.28	2.63	(13%)
Earnings per share ($)	1.14	1.31	(13%)
EBITDA* ($ million)	2,720	2,795	(3%)
EBITDA margin (% of net sales)	26.3%	26.4%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals). Operating income in 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada and our net income includes an additional impairment charge of $49 million on our investment in Usiminas which is recorded in the equity in earnings of non-consolidated companies line.

In 2014, we maintained our net sales and EBITDA at a similar level to that in 2013, with higher sales in North America, sub-Saharan Africa and Ecuador largely offsetting a steep decline in sales in Brazil and lower shipments of high value premium products in the Middle East, where Saudi Arabia began to reduce purchases to adjust inventory levels in the second half.

Our operating income, however, was down 13% year on year as we recorded impairment charges of $206 million on the value of our welded pipe assets in Colombia and Canada, reflecting the decline in oil prices, and their impact on drilling activity and the demand outlook for welded pipe products in the regions served by these facilities. Our net income includes an additional charge of $49 million related to our investment in Usiminas, due to the deterioration of the business environment in Brazil and the decline in iron ore prices.

Cash flow from operations amounted to $2.0 billion for the year. After capital expenditure of $1.1 billion and dividend payments of $531 million, we had a net cash position (cash and other current investments less total borrowings) of $1.3 billion at December 31, 2014, compared with $911 million at December 31, 2013.

Annual Dividend Proposal

The board of directors proposes, for the approval of the annual general shareholders’ meeting to be held on May 6, 2015, the payment of an annual dividend of $0.45 per share ($0.90 per ADS), or approximately $531 million, which includes the interim dividend of $0.15 per share ($0.30 per ADS), or approximately $177 million, paid in November, 2014. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354 million will be paid on May 20, 2015, with an ex-dividend date on May 18, 2015 and record date on May 19, 2015.

Market Background and Outlook

The fall in oil and gas prices of the past months has led to oil and gas companies cutting back on their investment plans and drilling activity and to focus on reducing costs throughout their operations. The decline in drilling activity and demand for OCTG will be more rapid and pronounced in North America and more gradual in the rest of the world.

While the extent and the duration of the decline in drilling activity remain unclear, our preliminary expectations are for a decline in consumption of OCTG products in the order of 30% in 2015 compared to 2014. We expect that apparent demand for OCTG will reach a low in the second half of 2015 before beginning a gradual recovery. While we are confident that the fundamentals for the oil and gas sector remain positive in the long-term, we are adjusting our operations and preparing for what could be a prolonged period of low oil prices, focusing on strengthening our market position, reducing costs and reviewing our investment program.

In 2015, our sales in the United States and Canada will be affected by sharply reduced drilling activity and uncertainty concerning the still very high level of imports subject to the recent trade case ruling. In the Eastern Hemisphere, our sales will be affected by OCTG destocking in Saudi Arabia and lower offshore drilling activity in sub-Saharan Africa, the North Sea and the Far East. However, we expect our sales in South America to be supported by sales for pipeline projects in Argentina and Brazil.

Analysis of 2014 Fourth Quarter Results

Tubes Sales volume (thousand metric tons)	Q4 2014	Q3 2014		Q4 2013
Seamless	745	673	11%	665	12%
Welded	239	206	16%	249	(4%)
Total	984	879	12%	914	8%

Tubes	Q4 2014	Q3 2014		Q4 2013
(Net sales - $ million)
North America	1,294	1,162	11%	1,019	27%
South America	483	445	9%	516	(6%)
Europe	213	192	11%	205	4%
Middle East & Africa	392	329	19%	628	(38%)
Far East & Oceania	115	91	26%	112	3%
Total net sales ($ million)	2,497	2,220	12%	2,480	1%
Operating income ($ million)	350	417	(16%)	585	(40%)
Operating income (% of sales)	14.0%	18.8%		23.6%
Operating income in the fourth quarter of 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada.

Net sales of tubular products and services increased 1% year on year and 12% sequentially. In North America, OCTG shipments to the Bakken and Mid-Continent regions increased along with deepwater line pipe shipments to the Gulf of Mexico, and higher seasonal sales were recorded in Canada. In South America, we experienced a recovery of line pipe sales in Argentina and higher OCTG sales in Ecuador. In the Middle East and Africa, despite  the destocking taking place in Saudi Arabia, reflected in the year on year comparison, sales increased sequentially reflecting a higher level of sales to offshore projects in Sub-Saharan Africa. In Far East & Oceania sales increased mainly due to higher sales of premium OCTG products in Indonesia and Australia.

Operating income from tubular products and services decreased 40% year on year and 16% sequentially. Operating income in the fourth quarter of 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada. Excluding the impairment charge operating income would have increased 34% sequentially, reflecting higher seamless volumes and a good mix of products and efficiency improvements.

Others	Q4 2014	Q3 2014		Q4 2013
Net sales ($ million)	180	200	(10%)	194	(7%)
Operating income ($ million)	1	17	(94%)	5	(80%)
Operating income (% of sales)	0%	8.3%		2.4%

Net sales of other products and services decreased 7% year on year and 10% sequentially, due to lower sales of electric conduit pipes, coiled tubing and sucker rods. Operating income was mainly affected by negative operating results at our industrial equipment business in Brazil.

Selling, general and administrative expenses, or SG&A, amounted to 17.8% of net sales in the fourth quarter of 2014, compared to 19.8% in the previous quarter and 18.6% in the fourth quarter of 2013. Sequentially SG&A remained relatively flat in absolute terms but declined as a percentage of sales due to an increase in sales.

Other operating income (expense) amounted to a net expense of $190 million in the fourth quarter of 2014, compared with a gain of $3 million in the previous quarter and a gain of $2 million in the fourth quarter of 2013. During the quarter, other operating expenses include asset impairment charges amounting to $206 million. These charges mainly reflect the decline in oil prices, and its impact on drilling activity and therefore on the expected demand for OCTG products, particularly on our welded pipe operations in Colombia and Canada.

Financial results amounted to a loss of $6 million in the fourth quarter of 2014, compared to a loss of $4 million in the previous quarter and a gain of $8 million in the same period of 2013.

Equity in earnings of non-consolidated companies generated a loss of $23 million in the fourth quarter of 2014, compared to gains of $10 million in the previous quarter and $12 million in the same period of 2013. During the fourth quarter of 2014 we recorded an impairment charge of $49 million related to our investment in Usiminas, due to the deterioration of the business environment in Brazil and the decline in iron ore prices. Appart from the impairment result, these results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charges totalled $126 million in the fourth quarter of 2014, equivalent to 36.7% of income before equity in earnings of non-consolidated companies and income tax, compared to 27.1% in the previous quarter and 33.8% in the same period of 2013. During the quarter, excluding the part of the impairment on goodwill ($96 million), which has no effect on deferred tax, the tax rate would have been 28.7%.

Cash Flow and Liquidity of 2014 Fourth Quarter

Net cash provided by operations during the fourth quarter of 2014 was $206 million, compared to $659 million in the previous quarter and $464 million in the fourth quarter of 2013. Working capital increased by $340 million during the fourth quarter of 2014 (mainly due to an increase in trade receivables associated with our December shipments).

Capital expenditures amounted to $375 million for the fourth quarter of 2014, compared to $302 million in the previous quarter and $184 million in the fourth quarter of 2013.

During the quarter, our net cash position (cash and other current investments less total borrowings) decreased by $360 million to $1.3 billion at the end of the quarter, following the payment of an interim dividend of $177 million in November 2014.

Analysis of 2014 Annual Results

Tubes sales volume (thousand metric tons)	FY 2014	FY 2013	Increase/(Decrease)
Seamless	2,790	2,612	7%
Welded	885	1,049	(16%)
Total	3,675	3,661	0%

Tubes	FY 2014	FY 2013	Increase/(Decrease)
Net sales ($ million)
- North America	4,609	4,077	13%
- South America	1,823	2,237	(19%)
- Europe	924	890	4%
- Middle East & Africa	1,817	2,094	(13%)
- Far East & Oceania	408	513	(20%)
Total net sales	9,582	9,812	(2%)
Operating income ($ million)	1,866	2,097	(11%)
Operating income (% of sales)	19.5%	21.4%
Operating income in 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada.

Net sales of tubular products and services decreased 2% to $9,582 million in 2014, compared to $9,812 million in 2013, reflecting flat overall volumes and a 3% decrease in average selling prices, driven by a less favorable mix of products sold both for seamless and welded pipes. In North America, sales increased due to higher sales in the the US shale plays reflecting higher drilling activity and improved pricing conditions following the final determination of anti-dumping duties on imports from Korea and other countries, as well as higher sales to deepwater projects in the Gulf of Mexico. In South America, sales decreased due to a virtual halt of shipments for pipeline products in Brazil and Argentina. In Europe, sales increased mainly due to a higher level of sales of OCTG products in continental Europe. In the Middle East and Africa, sales decreased mainly due to lower sales in the Middle East reflecting the onset of OCTG destocking in Saudi Arabia in the second half and lower sales in UAE, partially offset by an increase in sales to offshore projects in sub-Saharan Africa. In the Far East and Oceania, sales decreased mainly due to lower sales of OCTG products in Indonesia and China and of line pipe products to offshore and HPI projects.

Operating income from tubular products and services, decreased 11% to $1,866 million in 2014, from $2,097 million in 2013. Operating income in 2014 includes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada. Excluding the impairment charge operating income and margins would have been relatively flat as the decline in average selling prices was offset by a similar decline in costs.

Others	FY 2014	FY 2013	Increase/(Decrease)
Net sales ($ million)	756	784	(4%)
Operating income ($ million)	33	88	(62%)
Operating income (% of sales)	4.4%	11.2%

Net sales of other products and services decreased 4% to $756 million in 2014, compared to $784 million in 2013, mainly due to lower sales of industrial equipment in Brazil, partially offset by higher sales of coiled tubes and pipes for electric conduit in the USA.

Operating income from other products and services, decreased 62% to $33 million in 2014, from $88 million in 2013, reflecting the reduction in activity levels in our industrial equipment business in Brazil, which had a negative impact in operating performance and margins.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 19.0% in 2014 compared to 18.3% in 2013, mainly due to higher labor costs.

Other operating income and expenses resulted in expenses of $188 million in 2014, compared to $14 million in 2013, mainly due to an asset impairment charge in 2014, amounting to $206 million. These charges mainly reflect the decline in oil prices, and its impact on drilling activity and therefore on the expected demand for OCTG products, particularly on our welded pipe operations in Colombia and Canada.

Financial results amounted to a gain of $33 million in 2014, compared to a loss of $29 million in 2013. The improvement in financial results was mainly due to lower financial costs due to a lower average debt position compared to the previous year in addition to a lower proportion of unhedged Argentine peso-denominated debt (which has higher interest rates).

Equity in earnings of non-consolidated companies generated a gain of $20 million in 2014, compared to a gain of $46 million in 2013. During 2014 we recorded an impairment charge of $49 million related to our investment in Usiminas, due to the deterioration of the business environment in Brazil and the decline in iron ore prices. Appart from the impairment result, these results were mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax charges totalled $586 million in 2014, equivalent to 30.3% of income before equity in earnings of non-consolidated companies and income tax, compared to $628 million in 2013, equivalent to 29.1% of income before equity in earnings of non-consolidated companies and income tax. During 2014, excluding the part of the impairment on goodwill ($96 million), which has no effect on deferred tax, the tax rate would have been 28.9%.

Net income decreased 13% during the year, to $1,366 million in 2014, compared to $1,574 million in 2013. This decline includes a $206 million impairment charge ($171 million after tax) at our Colombian and Canadian welded pipe operations, plus a $49 million impairment charge at our investment in Usiminas in Brazil.

Income attributable to owners of the parent was $1,343 million, or $1.14 per share ($2.28 per ADS), in 2014, compared to $1,551 million, or $1.31 per share ($2.62 per ADS) in 2013. This decline includes a $206 million impairment charge ($171 million after tax) at our Colombian and Canadian welded pipe operations, plus a $49 million impairment charge at our investment in Usiminas in Brazil.

Income attributable to non-controlling interest was $23 million in 2014, like in 2013. These results are mainly attributable to NKKTubes, our Japanese subsidiary.

Cash Flow and Liquidity of 2014

Net cash provided by operations during 2014 was $2.0 billion, compared to $2.4 billion during 2013. Capital expenditures amounted to $1.1 billion in 2014, compared to $753 million in 2013. Dividends paid during 2014 amounted to $531 million, compared to $508 million in 2013. During 2014, our net cash position increased from $911 million at the beginning of the year to $1.3 billion at December 31, 2014.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on February 19, 2015, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 866 318.8613 within North America or +1 617 399.5132 Internationally. The access number is “53748170”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 01:00 pm on February 19 through 12:00 am on February 26. To access the replay by phone, please dial +1 888 286.8010 or +1 617 801.6888 and enter passcode “92116148” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Continuing operations
Net sales	2,676,505	2,674,145	10,337,962	10,596,781
Cost of sales	(1,659,373)	(1,589,205)	(6,287,460)	(6,456,786)
Gross profit	1,017,132	1,084,940	4,050,502	4,139,995
Selling, general and administrative expenses	(476,752)	(497,128)	(1,963,952)	(1,941,213)
Other operating income (expenses) net	(190,222)	1,557	(187,734)	(13,952)
Operating income	350,158	589,369	1,898,816	2,184,830
Finance Income	4,072	12,628	38,211	34,767
Finance Cost	(7,888)	(21,076)	(44,388)	(70,450)
Other financial results	(2,545)	16,555	39,214	7,004
Income before equity in earnings of non-consolidated companies and income tax	343,797	597,476	1,931,853	2,156,151
Equity in earnings (losses) of non-consolidated companies	(23,050)	12,148	20,141	46,098
Income before income tax	320,747	609,624	1,951,994	2,202,249
Income tax	(126,163)	(201,822)	(586,061)	(627,877)
Income for the period/year	194,584	407,802	1,365,933	1,574,372

Attributable to:
Owners of the parent	195,260	408,630	1,343,274	1,551,394
Non-controlling interests	(676)	(828)	22,659	22,978
	194,584	407,802	1,365,933	1,574,372

Consolidated Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At December 31, 2014		At December 31, 2013

ASSETS
Non-current assets
Property, plant and equipment, net	5,159,557		4,673,767
Intangible assets, net	2,757,630		3,067,236
Investments in non-consolidated companies	808,663		912,758
Available for sale assets	21,572		21,572
Other investments	1,539		2,498
Deferred tax assets	268,252		197,159
Receivables	262,176	9,279,389	152,080	9,027,070

Current assets
Inventories	2,779,869		2,702,647
Receivables and prepayments	267,631		220,224
Current tax assets	129,404		156,191
Trade receivables	1,963,394		1,982,979
Other investments	1,838,379		1,227,330
Cash and cash equivalents	417,645	7,396,322	614,529	6,903,900
Total assets		16,675,711		15,930,970

EQUITY
Capital and reserves attributable to owners of the parent		12,819,147		12,290,420
Non-controlling interests		152,200		179,446
Total equity		12,971,347		12,469,866

LIABILITIES
Non-current liabilities
Borrowings	30,833		246,218
Deferred tax liabilities	714,123		751,105
Other liabilities	285,865		277,257
Provisions	70,714	1,101,535	66,795	1,341,375

Current liabilities
Borrowings	968,407		684,717
Current tax liabilities	352,353		266,760
Other liabilities	296,277		250,997
Provisions	20,380		25,715
Customer advances	133,609		56,911
Trade payables	831,803	2,602,829	834,629	2,119,729
Total liabilities		3,704,364		3,461,104
Total equity and liabilities		16,675,711		15,930,970

Consolidated Statement of Cash Flows

	Three-month period ended December 31,		Year ended December 31,
(all amounts in thousands of U.S. dollars)	2014	2013	2014	2013

Cash flows from operating activities
Income for the period/year	194,584	407,802	1,365,933	1,574,372
Adjustments for:
Depreciation and amortization	156,371	155,151	615,629	610,054
Impairment charge	205,849	-	205,849	-
Income tax accruals less payments	916	60,804	79,062	125,416
Equity in (earnings) losses of non-consolidated companies	23,050	(12,148)	(20,141)	(46,098)
Interest accruals less payments, net	(5,987)	179	(37,192)	(29,723)
Changes in provisions	(10,407)	604	(4,982)	(1,800)
Changes in working capital	(340,049)	(122,925)	(72,066)	188,780
Other, including currency translation adjustment	(18,035)	(25,528)	(88,025)	(43,649)
Net cash provided by operating activities	206,292	463,939	2,044,067	2,377,352

Cash flows from investing activities
Capital expenditures	(375,006)	(183,657)	(1,089,373)	(753,498)
Advance to suppliers of property, plant and equipment	(12,738)	(36,455)	(63,390)	(22,234)
Investment in non-consolidated companies	-	-	(1,380)	-
Acquisition of subsidiaries	(903)	-	(28,060)	-
Net loan to non-consolidated companies	(10,725)	-	(21,450)	-
Proceeds from disposal of property, plant and equipment and intangible assets	2,933	13,803	11,156	33,186
Dividends received from non-consolidated companies	306	207	17,735	16,334
Changes in investments in short terms securities	321,549	212,087	(611,049)	(582,921)
Net cash provided by (used in) investing activities	(74,584)	5,985	(1,785,811)	(1,309,133)

Cash flows from financing activities
Dividends paid	(177,081)	(153,470)	(531,242)	(507,631)
Dividends paid to non-controlling interest in subsidiaries	(50)	-	(48,339)	(18,642)
Acquisitions of non-controlling interests	(5)	-	(145)	(7,768)
Proceeds from borrowings	958,625	702,718	3,046,837	2,460,409
Repayments of borrowings	(1,072,836)	(1,001,242)	(2,890,717)	(3,143,241)
Net cash used in financing activities	(291,347)	(451,994)	(423,606)	(1,216,873)
Increase (decrease) in cash and cash equivalents	(159,639)	17,930	(165,350)	(148,654)
Movement in cash and cash equivalents
At the beginning of the period/year	583,183	586,153	598,145	772,656
Effect of exchange rate changes	(7,099)	(5,938)	(16,350)	(25,857)
Increase (decrease) in cash and cash equivalents	(159,639)	17,930	(165,350)	(148,654)
At December 31,	416,445	598,145	416,445	598,145

	At December 31,		At December 31,
Cash and cash equivalents	2014	2013	2014	2013
Cash and bank deposits	417,645	614,529	417,645	614,529
Bank overdrafts	(1,200)	(16,384)	(1,200)	(16,384)
	416,445	598,145	416,445	598,145